Mail Stop 0306



May 9, 2005




Mr. Stephan W. Zumsteg
Chief Financial Officer
Energy Conversion Devices, Inc.
2956 Waterview Drive
Rochester Hills, Michigan 48309

	RE:	Energy Conversion Devices, Inc.
		Form 10-K for the fiscal year ended June 30, 2004
		Form 10-Q for the period ending December 31, 2004
		File No. 1-8403

Dear Mr. Zumsteg:

In connection with our financial statement only review of Energy
Conversion Devices, Inc.`s 2004 Form 10-K and subsequent Exchange
Act
filings, we have the following additional accounting comments.



FORM 10-K for the Year Ended June 30, 2004

Item 9A Controls and Procedures - Page 93

1. We recognize your response to our Comment 6 and your willingness to revise the ambiguity in future filings. However, we re-issue our comment. This matter should be addressed via amendment to your Form
10-K for the Year Ended June 30, 2004.



*    *    *    *


      	As appropriate, please respond to these comments within
10
business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.


      You may contact Dennis Hult, Staff Accountant, at (202) 942-2812 or myself if you have questions regarding comments on the financial statements and related matters. Please contact me at
(202)
942-1812 with any other questions. In this regard, do not hesitate to contact Angela J. Crane, Accounting Branch Chief, at (202) 942-1931.

							Sincerely,



							Jay Webb
							Reviewing Accountant

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Stephan W. Zumsteg
Energy Conversion Devices, Inc.
May 6, 2005
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